

Pernod Ricard

03 APR 30 AM 7:21

AP/DD/168.2003

Paris, April 17, 2003



03050289

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

SUPPL

Ref : 82-3361
Subject : Exemption Request for ADR'S under Rule 12g3-2 (b)

Dear Mrs KUNG,

We are pleased to inform you that, in his meeting dated Mars 18, 2003, the board of directors of our Company proposed to pay a dividend of 1,80 Euro per share, for the 2002 fiscal year.

If the resolution is voted by the General Meeting of shareholders that will be held on May 7, 2003 the dividend balance of 0,90 Euro (i-e 1,8 Euro per share, net of the interim dividend of 0,90 Euro distributed on January 14, 2003), will be paid on May 15, 2003.

Yours sincerely,

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Chief Financial Officer

Laurent LACASSAGNE

Cc : G. LEROUX
A. PERNOD